Crown Dynamics Corp.

8399 E. Indian School Rd., Suite 202

Scottsdale, AZ 85251

October 25, 2012

Mr. Brian Cascio, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:      Crown Dynamics Corp.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 14, 2012

Amendment No. 2 to Form 10-Q for the quarterly period ended March 31, 2012

Filed September 13, 2012

Form 10-Q for the quarterly period ended June 30, 2012

Filed September 14, 2012

File No. 000-54730

Dear Mr. Cascio:

Crown Dynamics Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of September 26, 2012, pertaining to Company’s Form 10-K as filed with the Securities & Exchange Commission (the “Commission”) on March 14, 2012, Amendment No. 2 to Form 10-Q for the quarterly period ended March 31, 2012 which was filed on September 13, 2012, and Form 10-Q for the quarterly period ended June 30, 2012 which was filed on September 14, 2012 (collectively the “Filings”), File No. 000-54730.

Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated September 26, 2012.

Amendment No. 2 to Form 10-Q for the quarterly period ended March 31, 2012

1.	With respect to the restatement of the financial statements for the quarter ended March 31, 2012, please file an Item 4.02 Form 8-K which is required when the Board of Directors concludes that any previously issued quarterly or annual financial statements should no longer be relied upon because of an error.

Response:

In response to your comment, the Company has filed an Item 4.02 Form 8-K to reflect that management has concluded that previously issued quarterly financial statements should no longer be relied upon and will be restated.

2.	Please provide a meaningful description of the reasons for the amendment to the filing on the cover page or on a page directly thereafter.

Response:

In response to your comment, the Company has amended the filing in order to provide a meaningful description of the reasons for the amendment to the filing in the location suggested by the comment. The content of the “meaningful description of the reasons for the amendment to the filing,” as filed in the Amendment No. 3 of the March 31, 2012 Form 10-Q, is as follows:

“This form 10-Q/A amends the Form 10-Q that was filed on May 21, 2012 and Form 10-Q/As that were filed through September 13, 2012 to reflect changes in the financial statements resulting from a change in the accounting acquirer to Airware Holdings, Inc. from Crown Dynamics Corp. Consequently, the balance sheet for the year ended December 31, 2011 has been restated to reflect the a change from presenting the Balance Sheet of Crown Dynamics, Corp. as the accounting acquirer to the unaudited Balance Sheet of the accounting acquirer, Airware Holdings, Inc.

The Statement of Operations has been restated to reflect the three months of operations of the Airware Holdings, Inc., as the accounting acquirer and eleven days of operations of Crown Dynamics, Corp. as the accounting acquiree.

In addition, the March 31, 2012 financial statements have been restated to reflect a decrease in cash of $50,000 and a decrease common stock issued of 5,000,000 shares of Crown the acquiree. The cash and related shares were previously reported on January 17, 2012 by Crown Dynamics, Corp. The transaction as reported was never consummated.

Further changes have been made to correctly reflect the number of Options and Warrants outstanding, the par value of the stock and the number of shares outstanding.

Lastly, “ITEM 4. CONTROLS AND PROCEDURES” has been amended to reflect that our management, including our chief executive officer and chief financial officer, has concluded that our internal control over financial reporting is ineffective, as evidenced by our late and amended filings. ”

Please find this description of the reasons for the amendment located on the page directly thereafter the cover page.

3.	Please note that a reverse merger recapitalization normally results in a change in accountants. Please tell us whether Weinberg & Baer LLC or Semple, Marchal & Cooper LLP will continue as your auditors. Please file an Item 4.01 Form 8-K as soon as possible for the auditor that will not continue. In this regard, the accountant that is no longer associated with the registrant’s financial statements is the predecessor accountant.

Response:

In response to your comment, please note that Weinberg & Baer LLC will continue as our auditors. Furthermore, Semple, Marchal & Cooper has never been the Company’s auditors and is not expected to serve in that capacity as of this date. Therefore, it is unnecessary to file an Item 4.01 Form 8-K because there is no change in accountants to report.

Item 1. Condensed Consolidated Financial Statements

4.	We see that you amended your filing to account for the merger with Airware as a recapitalization with Airware as the accounting acquirer. Please revise to label your financial statements, including all relevant columns and tables, as “restated.” Also, revise the notes to financial statements to include the footnote disclosures required by FASB ASC 250-10-50-7 through 8. Please note that each individual error should be discussed, including why cash and outstanding shares changed from the original March 31, 2012 Form 10-Q.

Response:

In response to your comment, the Company has amended the financial statements to include the label “restated” on all relevant columns and tables. Also, the notes to the financial statements have been revised to include the footnote disclosures required by FASB ASC 250-10-50-7 through 8. Please note that each individual error is discussed, including why cash and outstanding shares changed from the original March 31, 2012 Form 10-Q, as requested in the comment.

Balance Sheet, page F-2

5.	Since the transaction with Airware was accounted for as a recapitalization with Airware as the accounting acquirer, please revise so that the balance sheet as of December 31, 2011 is that of Airware. In addition, please remove the reference to “audited” as of that date since full audited financial statements are not presented in an interim filing.

Response:

In response to your comment, the Company has revised the balance sheet as of December 31, 2011 to that of Airware. In addition, the Company has removed the reference to “audited” as of that date, as requested in the comment.

6.	Please revise so that the number of outstanding shares at each balance sheet date is the same number on the balance sheet and on the statement of changes in stockholders’ equity (deficit).

Response:

In response to your comment, the Company has revised the filing so that the number of outstanding shares is consistent between the balance sheet and on the statement of changes in stockholders’ equity.

7.	Please add parentheses around the $2,081,180 to correctly reflect the stockholders’ deficit at March 31, 2012.

Response:

In response to your comment, the Company has added parentheses, as requested in the comment, to correctly reflect the shareholders’ deficit at March 31, 2012.

Statements of Changes in Stockholders’ Equity (Deficit), page F-6

8.	Please reconcile the adjustment to stockholders’ deficit for the recapitalization amounting to $221,542 with the net book value of Crown at the date of the recapitalization of $58,827, as disclosed in Note 12.

Response:

In response to your comment, the Company has revised its filing so that the adjustment to stockholders’ deficit for the recapitalization is reconciled with the net book value of Crown at the date of recapitalization.

Note 1. Summary of Significant Accounting Policies and Use of Estimates

Basis of Presentation and Organization

9.	Please revise to describe the recapitalization reverse merger between Airware and Crown. Also, revise to describe how the merger was accounted for and the impact on the financial statements included in the Form 10-Q. For instance, describe that the historical pre-merger financial statements are now those of Airware, describe the retroactive impact of the transaction on outstanding shares and loss per share, and describe how the recapitalization adjustment on the statement of changes in stockholders’ deficit was determined. Please also ensure that you consistently describe the accounting for the reverse merger recapitalization throughout your filing.

Response:

In response to your comment, the Company has revised the language in the Basis of Presentation and Organization as follows:

“On March 20, 2012, through an equity exchange agreement, the Company acquired all of the issued and outstanding stock of Airware Holdings, Inc., a Nevada corporation (“Airware”), in exchange for 21,844,136 shares of the Company’s newly-issued common stock. Airware was formed in February 2010 and is a non-prescription medical products company. The principal business purpose of the Company is to develop, manufacture and distribute nasal breathing devices. The Company targets prospective customers such as compassionate sleeping partners, individuals with allergies and athletic enthusiasts throughout the United States and the United Kingdom.

The share exchange has been accounted for as a recapitalization reverse merger between Airware Holdings, Inc. and Crown Dynamics, Corp. Airware is the accounting acquirer and Crown is the accounting acquiree. Consequently, the historical pre-merger financial statements of Airware are now those of the Company. The par value of the stock of Airware of $.001 per share has been adjusted to that of the Company of $.0001 per share with the par value difference of $39,319 charged to paid-in capital. The pre-merger deficit is that of Airware. Crown’s pre-merger accumulated deficit has been charged to paid-in capital. The pre-merger Airware outstanding shares have been adjusted to reflect the exchange, thus reducing the number of outstanding shares at December 31, 2011 from 25,670,000 total shares outstanding, including common and convertible preferred stock, to 12,835,250 shares of common stock. The pre-merger outstanding shares of Crown of 17,725,000 with a par value of $17,772 have been included in the issued and outstanding shares of the Company at March 31, 2012.

Basic and diluted net loss per common share for the three month period ended March 31, 2011 have been restated from $ (.03) to $ (.07) to retroactively reflect weighted average shares outstanding of 7,543,998 compared to 15,087,996 prior to retroactive restatement to give comparative effect to the recapitalization reverse merger. The Company has included the eleven days of Crown the acquiree operations within its Statement of Operations and Statement of Cash Flows for the three month period ending March 31, 2012. The Company’s losses for the period were increased by $239,144 as a result of including Crown the acquiree’s operating results for the eleven days. The Company’s cash flow was unchanged as a result of including Crown the acquiree’s cash flows for the eleven days. The Company’s Balance Sheet as of March 31, 2012 includes the assets and liabilities of Crown the acquiree as of that date.”

Note 10. Stockholders’ Equity

10.	Please revise to present footnote disclosure about the $1.9 million of stock based compensation recognized during the quarter ended March 31, 2012. We see that the charge is about 85% of your operating expenses for the quarter. Also, reconcile the difference between the stock compensation charge disclosed on the statement of cash flows and the stock compensation charge disclosed on the statement of changes in stockholders’ deficit.

Response:

In response to your comment, the Company has revised Footnote 10, “Stockholders’ Equity,” to present the stock-based compensation recognized during the quarter ended March 31, 2012 and to reconcile the difference between the stock compensation disclosed on the statement of cash flows and the stock compensation charge disclosed on the statement of changes in stockholders’ deficit. Please find the following statement in the amended filing:

“On December 1, 2011 the Company entered into employment agreements with its Chief Executive Officer Jeffrey Rassas and its President David Dolezal with annual compensation of $150,000 each. In addition, the agreements provided for options to purchase the Company’s Common Stock for $0.05 per share exercisable over a ten year period. Mr. Rassas and Mr. Dolezal total options under the agreement were 4,585,122 and 9,170,244 of Airware Holdings, Inc common stock, respectively. The options were to vest at 25% immediately on December 1, 2011 and 25% per each subsequent three month period thereafter. On March 19, 2012 the Company terminated the aforementioned employment agreements, while leaving the annual compensation in place, and replaced the above noted options with the immediate issuance of common stock of 2,292,561 and 4,585,122 shares, the Crown share equivalent to the Airware shares provided for in the options under the agreement, to Mr. Rassas and Mr. Dolezal. The Company has valued the stock issued at $.50 per share for a total value of $1,146,281 and $2,292,561 for Mr. Rassas and Mr. Dolezal, respectively. The Company recognized $855,013 and $783,356 of Mr. Rassas’s and Mr. Dolezal’s total stock award of $1,146,281 and $2,292,561, respectively as compensation for services for the six month period ended June 30, 2012.

During the three month period ended March 31, 2012 the Company issued 171,203 shares of the Company’s common stock for consulting services. The shares were valued at the cost of the services provided.

On February 21, 2012, Crown the acquiree, issued 50,000 shares of the Company’s common stock to each Board Member, M.L. Carr and Colonel Richard L. Teters Jr., as compensation for services. The Company recognized $220,000, the value of the stock on February 21, 2012, as compensation for services for the three month period ended March 31, 2012.

The stock compensation charge disclosed on the statement of cashflows and the stock compensation charge disclosed on the statement of changes in stockholder’s deficit now reconciles within $1,542, a difference that management does not believe is material.”

11.	Please revise to reconcile the number of options and the number of warrants described in Note 10 to the numbers of instruments assumed in the reverse merger as described in Note 12.

Response:

The number of equivalent options and warrants exchanged of Airware Holding, Inc. for options and warrants of Crown Dynamics, Corp. has been revised to reflect the correct number of warrants and options exchanged as described in Note 10 and has been reconciled with the amounts of the options and warrants described in Note 12.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Policies and Estimates, page 20

Discussion of Acquirer for Accounting Purposes, page 20

12.	We see that the discussion on pages 20 through 22 continues to establish Crown as the accounting acquirer. Please revise to describe the change in the accounting for the merger between Crown and Airware, including a description of the factors management considered in arriving at the revised accounting. In addition, please describe how the reverse merger recapitalization of Airware is presented in the filing and quantify the impact on the financial statements for the quarter of the restatements for the reverse merger and the changes in cash and outstanding shares.

Response:

In response to your comment, the Company has revised its filing to describe the change in accounting for the merger between Crown and Airware, with a description included of the factors that management considered in arriving at the revised accounting. Management originally believed that Crown was the accounting acquirer. However, upon further review of the facts at the time of the merger and subsequent events, management now believes that, based on its analysis under ASC 805-10-55-12, Airware is the accounting acquirer. Please find the following factors that management considered in its revised accounting:

“On March 20, 2012 Crown Dynamics Corp. (“Crown”) and AirWare Holdings, Inc. (“Airware”) executed a share exchange agreement (the “Exchange”) to effectively merge the two entities. Management originally believed that Crown was the accounting acquirer, but upon further review of the facts at the time of the merger and subsequent events, management now believes that, based on the analysis under ASC 805-10-55-12 as detailed below, Airware is the accounting acquirer.”

ASC 805-10-55-12 states in part that in business combination effected primarily by exchanging equity interest (as is the case in the instant combination) the acquirer usually is the entity that issues the equity interest. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. In our combination, Crown is the entity that issued the equity interest, pursuant to the Exchange.

ASC 805-10-55-12 further indicates that all pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by or through an exchange of equity interest. Particularly those in ASC 805-10-55-12(a) through 12(e) and that additional facts and circumstances that may be pertinent should be considered as well as the relative size of the combining entities.

In the instant case, there are facts that would support either party as being the accounting acquirer; however a preponderance of the facts support Airware as the acquirer.

1.	ASC 805-10-55-12 section (a): The relative voting rights in the combined entity after the business combination.

•	The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights of the combined entity. Here, the Exchange leaves the existing Crown shareholders with 22,725,000 shares and Airware shareholders with 21,844,136 shares before taking into account Airware’s options, warrants and convertible securities. There are no unusual voting arrangements.

•	Airware options and warrants would add another 2,540,000 for Airware. In addition there are convertible notes that would result in issuance of another 6,022,500 shares for Airware. Since all of the warrants and options are “in the money,” ultimately the Airware shareholders could have the controlling shares. If all of the options, warrants and notes were converted, Airware shareholders would have a total of 30,406,636 shares compared to Crown shareholders of 22,725,000.

2.	ASC 805-10-55-12 section (b): The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.

•	The acquirer usually is the combining entity whose owners or organized group of owners holds the largest minority voting interest in the combined entity.

•	The officers and Board members of Airware collectively, directly or indirectly, control 15,913,436 shares, when convertible notes are included. The holdings of this group exceed the largest holding of a single shareholder or group of Crown.

3.	ASC 805-10-55-12 section (c): The composition of the governing body of the combined entity.

•	The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. At the time of Exchange, the Board of Directors was composed of three Board Members from the Crown group and three from the Airware group. Airware would have the ability to gain control of the Board as noted in 12(a) and 12(b) above.

4.	ASC 805-10-55-12 section 12(d): The composition of senior management of the combined entity.

•	The acquirer usually is the combining entity whose former management dominates the management of the combined entity. At the date of Exchange, the management consisted of Steve Aninye as CEO (Crown) and Jeffry Rassas, President (Airware). Steve Aninye resigned from both the Board and as an officer subsequent to the transaction.

5.	ASC 805-10-55-12 section 12(d): The terms of the exchange of equity interest:

•	The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interest of the other combining entity. Crown paid a premium for the equity interest in Airware. Airware fair value at the time of the combination was equal to $.50 per share, taking into account the 2 - 1 exchange. Crown shares were publicly trading at that time for $2.40.

6.	ASC 805-10-55-13:

•	ASC 805-10-55-13 states that, “The acquirer usually is the combining entity whose relative size is significantly larger than that of the other combining entity.” Airware was the larger entity at the time of the transaction.

Based on the foregoing analysis, the preponderance of the factors noted above supports management’s conclusion that Airware is the accounting acquirer.

The presentation of the reverse merger capitalization is described in Footnote 1, “Summary of Significant Accounting Policies and Use of Estimates.” See also our response to Comment 9.

Liquidity and Capital Resources, page 22

13.	Please reconcile total liabilities described in the fourth paragraph of $900,083 with liabilities of $2,981,263 on the balance sheet on page F-2.

Response:

In response to your comment, the filing has been amended to reconcile the inconsistency addressed in the comment. “Total liabilities described in the fourth paragraph” had been reconciled so that it is now consistent with the figure presented on the balance sheet.

14.	Please revise the fifth paragraph to reference the stockholders’ deficit of $2,081,180.

Response:

In response to your comment, the fifth paragraph has been amended in compliance with the comment. The “fifth paragraph” has been revised to reflect the correct “stockholders’ deficit.”

15.	Since Airware is a start-up business with a recently introduced product, please tell us why it is appropriate to disclose that “Other than anticipated increases in the legal and accounting costs associated with being a public company, Company management is not aware of any other known trends, events or uncertainties which may affect the Company’s future liquidity.” In that regard, please expand to describe your sources of liquidity, the cash requirements of your liabilities and the amount of cash you believe is necessary to finance your operations in order to continue as a going concern. Refer to Securities Act Release 33-8350 for further interpretive guidance.

Response:

In response to your comment, the Company has amended its filing to provide a more expansive account of our sources of liquidity, the cash requirements of our liabilities, and the amount of cash we believe is necessary to finance our operations in order to continue as a going-concern.

This filing has been amended as follows:

“At the date of the filing, the Company has released its new product line and has been successful in securing $1.2 million in purchase orders as of the date of this filing and anticipates a continued increase in the sales efforts of the new product. The company anticipates that it will be able to handle its cash requirements through future sales as well as through future debt and equity funding.”

Results of Operations, page 22

16.	Please revise to compare and contrast results of operations with that of the prior interim period. Please quantify and describe reasons for material changes in operating results. Refer to Item 303(b) of Regulation S-K. Also, refer to Securities Act Release 33-8350 for further interpretive guidance.

Response:

In response to your comment, the filing has been amended to compare and contrast the results of operations with that of the interim period. In order to comply with the issues addressed in the Commission’s comment, the filing has been revised to reflect that the Company’s general and administrative expense for the three months ended March 31, 2012 was $2,166,678 as compared to $135,937 for the three months ended March 31, 2011. The $2,030,741 increase in the 2012 over the 2011 expense is primarily the result of stock compensation expense to Company officers of $1,638,369, stock compensation of directors of $220,000 and an increase in officer salaries of $72,381 and increase in professional fees of $66,787. The Company’s interest expense for the three months ended March 31, 2012 was $58,458 compared to $349,946 for the three months ended March 31, 2012. The decrease in interest expense of $291,488 was primarily the result of the reduction in the amount of convertible notes payable from 2011 to 2012.

Item 4. Controls and Procedures, page 23

17.	In light of the restatement, the failure to file an Item 4-02 Form 8-K for the restatement and the failure to describe the impact of the restatement in your filing, please tell us how you concluded that disclosure controls and procedures are effective at March 31, 2012. Alternatively, revise management’s conclusion to not effective. Please refer to Item 307 of Regulation S-K and the definition of disclosure controls and procedures set forth in Exchange Act Rule 13a-15(e).

Response:

In response to your comment, the filing has been amended to reflect that management has concluded that disclosure controls have not been effective at March 31, 2012. The amended provision in the filing states that “[b]ased on management’s evaluation, [the Company’s] internal control over financial reporting is currently ineffective as evidenced by the Company’s late and amended filings.”

Form 10-Q for the quarterly period ended June 30, 2012

18.	Please apply the comments on the Form 10-Q for the quarterly period ended March 31, 2012 to the Form 10-Q for the quarterly period ended June 30, 2012, as applicable.

Response:

In response to your comment, the comments on the Form 10-Q for the quarterly period ended March 31, 2012 have been applied to the Form 10-Q for the quarterly period ended June 30, 2012.

Item 1. Financial Statements

Statements of Cash Flows, page F-4

19.	Please reconcile the net loss for the six months ended June 30, 2012 of $(2,824,337) with the net loss for that period as stated on the statement of operations of $(2,576,594).

Response:

In response to your comment, the filing has been amended to reconcile the net loss for the six months ended June 30, 2012 of $(2,824,337) with the net loss for that period as stated on the statement of operations of $(2,576,594).

Item 4. Controls and Procedures

20.	We see that the Form 10-Q for the quarter ended June 30, 2012 was not filed on time. Accordingly, please tell us how you concluded that disclosure controls and procedures are effective at June 30, 2012. Alternatively, revise management’s conclusion to not effective. Please refer to Item 307 of Regulation S-K and the definition of disclosure controls and procedures set forth in Exchange Act Rule 13a-15(e).

Response:

In response to your comment, the filing has been amended to reflect that management has concluded that disclosure controls have not been effective at June 30, 2012. The amended provision in the filing states that “[b]ased on management’s evaluation, [the Company’s] internal control over financial reporting is currently ineffective as evidenced by the Company’s late and amended filings.”

In connection with the Company’s responding to the comments set forth in the September 26, 2012 letter, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Jeffrey Rassas

Jeffrey Rassas

CEO and President